SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                           Amendment No. 12

                                 to

                             SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                        TERRA INDUSTRIES INC.
                          (Name of Issuer)

                     Common Stock, no par value
                   (Title of Class of Securities)

                             457729101
               (CUSIP Number of Class of Securities)


       Ben L. Keisler                    N. Jordan
       Vice President                    Secretary
       Minorco (U.S.A.) Inc.             Minorco
       5251 DTC Parkway                  Taurus Investments S.A.
       Suite 700                         9 Rue Sainte Zithe
       Englewood, CO 80111               Luxembourg City,
       Telephone:  (303) 889-0700        Luxembourg
                                     Telephone:  (352) 404-1101

               (Name, Address and Telephone Number of
             Persons Authorized to Receive Notices and
                 Communications on Behalf of Bidder)

                            October 20, 1994
         (Date of Event which Requires Filing of this Statement)


=================================================================

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: __

Check the following box if a fee is being paid with this
Statement:  __



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CUSIP No.   457729-10-1     (Common)

(1)  Names of Reporting Persons, S.S. or I.R.S.
     Identification Nos. of Above Person

     Minorco (U.S.A.) Inc.
     EIN:  84-1137980

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

     __ (a)

     __ (b)

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(e) or 2(f)

(6)  Citizenship or Place of Organization     Colorado


(7)  Sole Voting Power     37,160,725 Common Shares


(8)  Shared Voting Power


(9)  Sole Dispositive Power   37,160,725 Common Shares


(10) Shared Dispositive Power


(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     37,160,725 Common Shares

(12) __  Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)


(13) Percent of Class Represented by Amount in Row (11)   46.11%


(14) Type of Reporting Person (See Instructions)         CO

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CUSIP No.     457729-10-1     (Common)

(1)  Names of Reporting Persons, S.S. or I.R.S.
     Identification Nos. of Above Person

     Minorco

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

     __ (a)

     __ (b)


(3)  SEC Use Only

(4)  Source of Funds (See Instructions)


(5)  __ Check if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(e) or 2(f)


(6)  Citizenship or Place of Organization      Luxembourg


(7)  Sole Voting Power   By subsidiary-37,160,725 Common Shares
                         By subsidiary-5,400,000 Common Shares


(8)  Shared Voting Power

(9)  Sole Dispositive Power
     By subsidiary-37,160,725 Common Shares
     By subsidiary-5,400,000 Common Shares

(10) Shared Dispositive Power


(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     42,560,725 Common Shares


(12) __ Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)   52.81%

(14) Type of Reporting Person (See Instructions)        CO

CUSIP No.     457729-10-1     (Common)

(1)  Names of Reporting Persons, S.S. or I.R.S.
     Identification Nos. of Above Person

     Taurus Investments S.A.

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

     __ (a)

     __ (b)


(3)  SEC Use Only


(4)  Source of Funds (See Instructions)      AF


(5)  __  Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)


(6)  Citizenship or Place of Organization      Luxembourg


(7)  Sole Voting Power   5,400,000 Common Shares


(8)  Shared Voting Power


(9)  Sole Dispositive Power    5,400,000 Common Shares


(10) Shared Dispositive Power


(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,400,000 Common Shares

(12) __ Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)


(13) Percent of Class Represented by Amount in Row (11)   6.7%


(14) Type of Reporting Person (See Instructions)        CO

Item 1.   Security and Issuer

          This Amendment No. 12 to the Schedule 13D dated August 3, 1983 of Minorco is filed to reflect information required pursuant to Rule 13d-2 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Act"), relating to the common shares, no par value, of Terra Industries Inc. ("Terra"), a Maryland corporation, Terra
Centre, 600 Fourth Street, Sioux City, Iowa  51101.

Item 2.   Identity and Background

          Item 2 is hereby amended by the deletion of Paragraph 1 and the insertion of the following paragraph:

          "This statement is being filed on behalf of Minorco, a company incorporated under the laws of Luxembourg ("Minorco"), Minorco (U.S.A.) Inc. ("Minorco USA"), a Colorado corporation, and Taurus Investments S.A. ("Taurus"), a company organized under the laws of Luxembourg, the latter two of which are subsidiaries of Minorco, with respect to the common shares, no par value, of Terra which are beneficially owned by Minorco, Minorco USA and
Taurus.   Minorco's and Taurus' principal office address is 9 rue
Sainte Zithe, Luxembourg City, Grand Duchy of Luxembourg.
Minorco USA's principal office address is 5251 DTC Parkway, Suite 700, Englewood, Colorado 80111.

          Item 2 is further amended by the deletion of Paragraphs
9, 11, 12 and 13 and the insertion of the following paragraphs:

          "The names of the directors and executive officers of Minorco USA, Minorco, Taurus, AAC, De Beers, Centenary and Amgold are set forth in Annex A."

          "The citizenship, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of Minorco USA, Minorco, Taurus, AAC, De Beers, Centenary and Amgold are set forth in Annex A."

          "During the last five years, neither (1) any of Minorco USA, Minorco, Taurus, AAC, De Beers, Centenary, Amgold nor (2) to the best knowledge of Minorco USA, Minorco or Taurus, any of the directors or executive officers of Minorco USA, Minorco, Taurus, AAC, De Beers, Centenary or Amgold has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)."

          "During the last five years, neither (1) any of Minorco USA, Minorco, Taurus, AAC, De Beers, Centenary, Amgold (2) to the best knowledge of Minorco USA, Minorco or Taurus, any of the directors or executive officers of Minorco USA, Minorco, Taurus, AAC, De Beers, Centenary or Amgold was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws."

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended by the addition of the following paragraph:

          "The source of funds used by Taurus for the acquisition of Terra Common Shares was Minorco."

Item 4.   Purpose of Transaction

          Item 4 is amended by the addition of the following paragraphs:

          "In response to changing market conditions, on October 12, 1994, Minorco USA and S.G. Warburg & Co. Inc. entered into an amended and restated agreement under which Minorco USA agreed to purchase 5,400,000 Terra Common Shares sold pursuant to the registration statement for the public offering filed by Terra at a price equal to the offering price to the public, less the underwriting discount received by the underwriters. S.G. Warburg & Co. Inc. was the lead underwriter for the offering. Minorco USA made no commitment to purchase any portion of the
underwriters' over-allotment option.   The agreement was subject
to the execution of an underwriting agreement between Terra and the underwriters, and Minorco USA had the right to assign its rights and obligations under the agreement with S.G. Warburg & Co. Inc. to any wholly owned subsidiary of Minorco. Minorco USA subsequently assigned its rights and obligations under this agreement to Taurus."

          "On October 20, 1994, Terra completed the offering and Taurus purchased 5,400,000 common shares of Terra at a price of $11.72 per share, for total consideration of $63,288,000. Subsequently, Terra completed the acquisition of Agricultural Minerals and Chemicals, Inc. using, in part, proceeds from the public offering."

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended in its entirety to read as follows:

          (a) Except as referred to in Item 2 hereof and as set forth below, neither Minorco USA, Minorco, Taurus, AAC, De Beers, Centenary, Amgold nor, to the best of Minorco USA, Minorco's or Taurus' knowledge, any of the executive officers or directors of Minorco USA, Minorco, Taurus, AAC, De Beers, Centenary and Amgold, owns beneficially, or has any right to acquire, directly or indirectly, any of the common shares of Terra.

Name of Person           Title of Class         Number of Shares

Anthony W. Lea                Common                    250*
R. F. Richards                Common                  8,826* (1)
H. R. Slack                   Common                    250*
David E. Fisher               Common                    250*
Edward G. Beimfohr            Common                  5,000*
Ben L. Keisler                Common                  4,885*
John J. Ellis                 Common                  3,788*
 _________________

(1) Includes 400,000 Terra Common Shares issuable upon the exercise of stock options and 11,826 shares covered by an employee's savings and investment plan, as described in Item 6.

*    Represents less than 1% of the outstanding common stock.

          As of the date hereof, Minorco USA, Minorco and Taurus are deemed to beneficially own 42,560,725 shares of Terra Common Stock or 52.81% of the total number of outstanding shares of common stock of Terra as reported to Minorco, Minorco USA and Taurus by Terra.

          (b) Minorco USA has sole voting and dispositive power with respect to 37,160,725 Terra Common Shares or 46.11%. Taurus has sole voting and dispositive power with respect to 5,400,000 Terra Common Shares or 6.7%. Minorco, and the group beneficially own 42,560,725 Terra Common Shares or 52.81% of the outstanding shares. Messrs. Beimfohr, Ellis, Fisher, Keisler, Lea, Richards, and Slack each have sole voting and dispositive power with respect to the shares held by them, except with respect to 400,000 Terra Common Shares which Mr. Richards has the right to acquire pursuant to the option agreements described in Item 6 but which have not been so acquired by Mr. Richards, and with respect to 11,826 shares covered by an employee's savings and investment plan described in Item 6 which gives Mr. Richards sole voting power with respect to the shares, but not present dispositive power.

          (c) On October 20, 1994, Taurus purchased from S.G. Warburg & Co. Inc., as the lead underwriter in a public offering by Terra, 5,400,000 Terra Common Shares at a price of $11.72 per share. Also on that date, the put option, dated August 8, 1994, given by Minorco USA to Terra, under which Terra had the right to require Minorco USA to purchase up to 13,333,333 Terra Common Shares at a price of $7.50 per share, expired unexercised.

          (d)  Not applicable.

          (e)  Not applicable.

          Item 6.   Contracts, Arrangements, Undertakings or
                    Relationships with Respect to Securities of the Issuer.

          Item 6 is hereby amended by the deletion of Paragraph 1 and the insertion of the following paragraph:

          "Except as stated below, neither Minorco USA, Minorco, Taurus, AAC, De Beers, Centenary, Amgold nor any of their officers and directors has any contract or arrangement with respect to any Terra Common Shares."

          Item 6 is further amended by the addition of the following paragraphs:

          "The Put Option Agreement dated August 8, 1994, given by Minorco USA to Terra, under which Terra had the right to require Minorco USA to purchase up to 13,333,333 Terra Common Shares at a price of $7.50 per share, expired unexercised."

          "With respect to the transaction described in Item 4, on October 12, 1994, Minorco USA and S. G. Warburg & Co. Inc. entered into an amended and restated agreement under which Minorco USA agreed to purchase 5,400,000 Terra Common Shares sold pursuant to the registration statement for the public offering filed by Terra at a price equal to the offering price to the public, less the underwriting discount received by
the underwriters.   An Assignment was executed on October 12,
1994 between Minorco USA and Taurus, assigning Minorco USA's rights and obligations to purchase 5,400,000 Terra Common Shares to Taurus. Both Minorco USA and Taurus executed agreements dated October 13, 1994 relating to Minorco USA's and Taurus' agreement not to sell their Terra Common Shares for a period of 90 days after the date of the Prospectus used in connection with the Public Offering."

Item 7.   Material to be Filed as Exhibits

          Exhibit E           Amended and Restated Agreement
                              between Minorco (U.S.A.) Inc. and
                              S.G. Warburg & Co.Inc dated
                              October 12, 1994

          Exhibit F           Agreement dated October 13, 1994
                              between S.G. Warburg & Co. Inc.
                              and Taurus Investments S.A.

          Exhibit G           Agreement dated October 13, 1994
                              between S.G. Warburg & Co. Inc.
                              and Minorco (U.S.A.) Inc.


          Exhibit H           Assignment dated October 12, 1994
                              between Minorco (U.S.A.) Inc. and
                              Taurus Investments S.A.

                              SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                              MINORCO (U.S.A.) INC.

                              By:  s/Ben L.Keisler
                                   Ben L. Keisler
                                   Vice President, Secretary
                                    and General Counsel


October 27, 1994

                              SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                              MINORCO



                              By:  s/N. Jordan
                                   N. Jordan
                                   Secretary




October 27, 1994

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                             SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                              TAURUS INVESTMENTS S.A.



                              By:  s/N. Jordan
                                   N. Jordan
                                   Secretary




October 27, 1994

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